The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

Telephone (212) 907-6457

www.gracinmarlow.com

April 19, 2018

VIA EDGAR

United States Securities
  and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Dorrie Yale

Re:

Heat Biologics, Inc.

Amendment No. 1 to Form S-1

Filed March 30, 2018

File No. 333-224039

Dear Ms. Yale:

Thank you for your letter dated April 13, 2018 regarding the Heat Biologics, Inc. (“Heat”) Form S-1 (File No. 333-224039) (the “Form S-1”). In order to assist you in your review, we hereby submit a letter responding to the comments and Amendment No. 1 to the Form S-1 marked to show changes. For your convenience, we have set forth below the Staff’s numbered comments in their entirety in italicized text followed by our responses thereto.

Registration Statement on Form S-1

Description of Securities We are Offering

Pre-Funded Warrants, page 37

1.

Please expand your disclosure here, and elsewhere as appropriate, to ensure that all material terms of your pre-funded warrants are described, including any expiration date and anti-takeover features. Please also highlight any material anti-takeover features, such as the mandatory redemption feature, in the prospectus summary.

United States Securities

   and Exchange Commission

April 19, 2018

Response: We have added the material terms of the pre-funded warrants and have attached a form of warrant as an exhibit to the registration statement.

* * *

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility. We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457, or Patrick J. Egan at (914) 557-5574.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosure

cc:  Heat Biologics, Inc.